Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

July 15, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Lisa M. Kohl

Re:                             AquaVenture Holdings LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed May 13, 2016
CIK No. 0001422841

File No. 333-207142

Dear Ms. Kohl:

This letter is confidentially submitted on behalf of AquaVenture Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-207142) on May 13, 2016 (the “Registration Statement”), as set forth in the Staff’s letter dated June 3, 2016 (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from the Registration Statement).

Strong Financial Performance, page 6

1.              We note the narrative discussion you provide of non-GAAP measures Adjusted EBITDA and Portfolio Operating Profit without a similar discussion of the comparable GAAP measure in a location with equal or greater prominence. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise your filing throughout to give equal prominence to your GAAP financial measures.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 7 and 106 in response to the Staff’s comment.

Reconciliation of Non-GAAP Financial Data, page 14

2.              We note your disclosure that “to support [y]our continuing growth, [you] are incurring significant selling and marketing costs.” Notwithstanding your disclosure that after one of your systems has been installed, the related ongoing selling and marketing costs are low for the remaining term of the contract, it would appear that your current strategy would likely include significant normal recurring selling and marketing costs during the installation period of additional systems. If our understanding of your disclosure is incorrect, please advise. Otherwise, given that anticipated significant selling and marketing costs are reasonably likely to recur within 2 years and are part of the businesses strategy you employ to achieve and maintain growth, please tell us why you believe it is appropriate to present a non-GAAP performance measure that excludes a normal, recurring, cash operating expense necessary to operate your business. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its non-GAAP performance measures to remove the adjustments for selling and marketing costs and Portfolio Operating Profit in response to the Staff’s comment and its recent guidance regarding non-GAAP measures.

3.              We note your disclosure that you believe the use of Adjusted EBITDA facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their reported GAAP results. This disclosure appears to contradict your discussion on the limitations of your non-GAAP measures that other companies, including companies in your industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Please revise your filing to remove this inconsistent disclosure.

RESPONSE: RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 15 and 88 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition

Overview, page 57

4.              We note your disclosure that you expect the factors leading to the goodwill impairment charge related to the Quench reporting unit to adversely affect projected future operating results. To the extent practicable, please quantify the extent to which you expect the factors listed on page 58 to adversely impact Quench’s results of operations in future periods. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 60 and 84 in response to the Staff’s comment.

Components of Revenues and Expenses, page 60

5.              In light of the significant increase in your long-term contract costs as a result of the Biwater Holdings Limited acquisition, which appear to relate to the construction of infrastructure for a customer under service concession arrangements, please tell us more about your accounting policy related to these service concession arrangements including the specific accounting literature relied upon for revenue recognition and related cost of revenue. As part of your response, please also tell us about any multiple element arrangements included within your service concession arrangements and how they impact your accounting policies for revenue and cost of revenue recognition. We may have further comments after considering your response.

RESPONSE: The Company respectfully advises the Staff that the Company recognizes revenues under service concession arrangements at the time water is delivered to the customer. Cost of revenues related to the amortization of long-term contract costs are recorded as expense on a straight-line basis over the term of the arrangement while other costs of revenues related to operations, maintenance or overhauls necessary to comply with the operating requirements of the arrangement are expensed as incurred.

Service concession arrangements can include multiple deliverables, including the construction of the infrastructure and the operation and maintenance of the infrastructure to produce and deliver water. As ASC 853 only provides guidance on what literature cannot be used to account for service concession arrangements, the Company referred to ASC 605 to determine the accounting policy for revenue recognition.

Based upon a review ASC 605, the Company determined the Company’s service concession arrangements were within the scope of ASC 605-25 and contained multiple units of accounting as the delivered items had value to the customer and no general right of return existed. The Company identified the different units of accounting as the construction of the infrastructure, which was previously completed for each of the Company’s arrangements prior to being acquired by the Company, and the operation and maintenance of the infrastructure to produce and deliver water, which would be completed over the remaining terms of the Company’s arrangements.  Neither of the Company’s two arrangements contain provisions that require the Company to construct additional infrastructure at a future date.

Following the guidance in ASC 605-25, the Company reviewed each of its service concession arrangements for the amount of arrangement consideration that was able to be allocated to each unit of accounting. In accordance with ASC 605-25, arrangement consideration allocable to delivered units is limited to the amount of consideration that is not contingent upon the vendor’s completion of the remaining performance obligations. The Company concluded that all of the contractual consideration for each of its service concession arrangements was based on the performance of the Company to operate and maintain the infrastructure to produce water, which is ultimately measured by the volume of water produced. Per the terms of the arrangements, if the Company fails to meet contractual specifications, certain penalties would be assessed by the customer or water would be obtained from alternate sources and charged as a penalty to the Company in order to satisfy the water demands of the customer. While each of the Company’s arrangements contain minimum take-or-pay provisions, the provisions do not reduce or eliminate the performance requirements of the Company but instead are designed to protect the Company in the event the customer’s water needs fall below agreed upon levels.

As the Company concluded that all consideration under its service concession arrangements was contingent on the Company’s future performance obligations to operate and maintain the infrastructure to produce and deliver water, none of the consideration was allocated to the construction deliverable. As a result, the Company concluded revenue should be recognized as the Company operated and maintained the infrastructure to produce water. The Company’s policy to recognize revenue at the time water is supplied to customers for service concession arrangements is consistent with its revenue recognition policy for bulk water sales and service.

Based on the Company’s conclusion to recognize revenue at the time water is supplied to customers, the Company has determined that the direct and incremental costs associated with the delivered item, or the constructed infrastructure, should be capitalized as a long-term contract cost and amortized over the term of the arrangement as contingent revenues are recognized. As there is no specific guidance on the recognition of costs associated with multiple element arrangements, the Company has determined its policy for cost of revenues based on analogies to a variety of guidance, including ASC 605-20. ASC 605-20 allows for costs directly related to the acquisition of a contract to be deferred and charged to expense in proportion to the revenue recognized. Expenditures related to operations, maintenance or overhauls necessary to comply with the operating requirements of the contract are expensed as incurred.

In instances where a service concession arrangement is amended to construct additional infrastructure and require the operation and maintenance of that additional infrastructure to provide water, the additional infrastructure creates the ability for the Company to provide additional capacity to produce and deliver water and generate an identifiable revenue stream. As a result, the Company has determined that the incremental costs to construct the additional infrastructure should be capitalized as long-term contract costs as the costs are expected to be recovered over the remaining term of the arrangement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

Enclosures

cc:                                Douglas R. Brown, AquaVenture Holdings LLC
Anthony Ibarguen, AquaVenture Holdings LLC

Lee Muller, AquaVenture Holdings LLC
Mark H. Burnett, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP